SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 18, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 18, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

MR. SIPHO NKOSI JOINS BOARD OF GREAT BASIN GOLD LTD.

August 18, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (AMEX-GBN; TSX Venture-GBG) is pleased to announce the appointment of Mr. Sipho Nkosi, B. Comm., MBA, as a Director of Great Basin, effective Wednesday August 13, 2003.

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder and currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe), a Black Economic Enterprise ("BEE") as established by law in South Africa that is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with ABB and Alstom, initially as Managing Director-ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Great Basin is actively engaged in two advanced stage projects: the Burnstone gold project on the famous Witwatersrand gold field in South Africa, and with Hecla Mining Company, the Hollister Development Block gold project on the prolific Carlin Trend in Nevada. Mr. Nkosi's background and experience will be valuable asset to the Company as it moves the Burnstone project toward production.

For further details on Great Basin Gold Ltd. and the Ivanhoe property please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.